# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fervo Energy Company, CIK 0001853868
CUSIP: 31556C106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 811 Main Street, Suite 1700, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001890375

## Reporting persons
- TIF Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,055,467; sole dispositive power 0; shared dispositive power 12,055,467; aggregate amount beneficially owned 12,055,467 (4.2% of the class)
- Technology Impact Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,055,467; sole dispositive power 0; shared dispositive power 12,055,467; aggregate amount beneficially owned 12,055,467 (4.2% of the class)
- TIGF Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,171,923; sole dispositive power 0; shared dispositive power 22,171,923; aggregate amount beneficially owned 22,171,923 (7.7% of the class)
- Technology Impact Growth Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,962,430; sole dispositive power 0; shared dispositive power 14,962,430; aggregate amount beneficially owned 14,962,430 (5.2% of the class)
- TIGF II Direct Strategies LLC - Series 5: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,448,761; sole dispositive power 0; shared dispositive power 5,448,761; aggregate amount beneficially owned 5,448,761 (1.9% of the class)
- TIGF II Direct Strategies LLC - Series 7: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,760,732; sole dispositive power 0; shared dispositive power 1,760,732; aggregate amount beneficially owned 1,760,732 (0.6% of the class)
- Dipender Saluja: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 34,227,390; sole dispositive power 0; shared dispositive power 34,227,390; aggregate amount beneficially owned 34,227,390 (11.9% of the class)
- Ion Yadigaroglu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 34,227,390; sole dispositive power 0; shared dispositive power 34,227,390; aggregate amount beneficially owned 34,227,390 (11.9% of the class)

## Item 1. Issuer
Name of issuer: Fervo Energy Company
Address of issuer's principal executive offices: 811 Main Street, Suite 1700, Houston, TX, 77002.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

TIF Partners, LLC ("TIF Partners I")
Technology Impact Fund, LP ("TIF I")
TIGF Partners II, LLC ("TIGF Partners II")
Technology Impact Growth Fund II, LP ("TIGF II")
TIGF II Direct Strategies LLC - Series 5 ("TIGF II DS 5")
TIGF II Direct Strategies LLC - Series 7 ("TIGF II DS 7")
Ion Yadigaroglu ("Yadigaroglu")
Dipender Saluja ("Saluja")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
512 West 22nd Street, 6th Floor
New York, NY 10011
Citizenship: All of the entities were organized in Delaware. Saluja and Yadigaroglu are both United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 12,055,467 shares of Class A common stock directly held by TIF I; (ii) 14,962,430 shares of Class A common stock directly held by TIGF II; (iii) 5,448,761 shares of Class A common stock held directly by TIGF II DS 5; and (iv) 1,760,732 shares of Class A common stock directly held by TIGF II DS 7.

TIF Partners I is the general partner of TIF I and may be deemed to share voting and dispositive power over the shares held by TIF I. Saluja and Yadigaroglu are managers of TIF Partners I and may be deemed to share voting and dispositive power over the shares held by TIF I.

TIGF Partners II is the general partner of TIGF II and the manager of each of TIGF II DS 5 and TIGF II DS 7. TIGF Partners II, LLC may be deemed to share voting and dispositive power over the shares held by each of TIGF II, TIGF II DS 5 and TIGF II DS 7. Saluja and Yadigaroglu are managers of TIGF Partners II and may be deemed to share voting and dispositive power over the shares held by each of TIGF II, TIGF II DS 5 and TIGF II DS 7.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 286,869,000 shares of Class A common stock outstanding as of June 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 13, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- TIF Partners, LLC: /s/ Dipender Saluja, By Dipender Saluja, Manager (08/14/2026)
- Technology Impact Fund, LP: /s/ Dipender Saluja, By TIF Partners, LLC, its General Partner, By Dipender Saluja, Manager (08/14/2026)
- TIGF Partners II, LLC: /s/ Dipender Saluja, By Dipender Saluja, Manager (08/14/2026)
- Technology Impact Growth Fund II, LP: /s/ Dipender Saluja, By TIGF Partners II, LLC, its General Partner, By Dipender Saluja, Manager (08/14/2026)
- TIGF II Direct Strategies LLC - Series 5: /s/ Dipender Saluja, By TIGF Partners II, LLC, its Manager, By Dipender Saluja, Manager (08/14/2026)
- TIGF II Direct Strategies LLC - Series 7: /s/ Dipender Saluja, By TIGF Partners II, LLC, its Manager, By Dipender Saluja, Manager (08/14/2026)
- Dipender Saluja: /s/ Dipender Saluja, Dipender Saluja (08/14/2026)
- Ion Yadigaroglu: /s/ Ion Yadigaroglu, Ion Yadigaroglu (08/14/2026)